希慎興業有限公司
Hysan Development Company Limited

Hysan希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : phoebe.lau@hysan.com.hk

Our Ref : SEC/PLU/USSEC/L249-08cc/fy
Your Ref :

17 November 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 205[redacted]
USA
Mailstop: 3-2

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Announcement of Continuing Connected Transactions – Renewal of Lease

We, a company incorporated in Hong Kong, furnish a copy of the subject announcement dated 14 November 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Phoebe Lau
Assistant Company Secretary

Enc.

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code : 00014)

Continuing Connected Transaction
Renewal of Lease

On 14 November 2008, OHA entered into the New Lease with Atlas in respect of the renewal of a lease of an office unit in One Hysan Avenue.

Atlas is a connected person of the Company under the Listing Rules by virtue of its being a wholly-owned subsidiary of LHE, a substantial shareholder of the Company. Accordingly, the New Lease constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules. As each of the percentage ratios (other than the profit ratio) in respect of the New Lease on annual basis is less than 2.5%, the transaction is only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

The particulars of the New Lease are set out below:-

Date	:	14 November 2008
Parties	:	OHA as landlord Atlas as tenant
Premises	:	Whole of 21/F., One Hysan Avenue, Causeway Bay, Hong Kong
Terms	:	3 years commencing from 1 November 2008
Expiry Date	:	31 October 2011
Rent	:	HK$176,680 per month (exclusive of operating charges and Government rates and other outgoings) payable monthly in advance
Operating Charges	:	HK$26,401 per month (subject to revision by OHA from time to time) payable monthly in advance
Extra Air-conditioning Operating Charges	:	HK$5,218 per month (subject to revision by OHA from time to time) payable monthly in advance

The annual consideration and Annual Caps in respect of the previous lease and the New Lease are as follows:-

Annual Consideration	:	2008: HK$1,586,398 *(Note)* 2009: HK$2,499,588 2010: HK$2,499,588 2011: HK$2,082,990 (on pro-rata basis)
Annual Cap	:	2008: HK$1,599,800 *(Note)* 2009: HK$2,700,000 2010: HK$2,700,000 2011: HK$2,250,000 (on pro-rata basis)

Note:
The annual consideration and annual cap for the whole of 2008 include the sum of rent, operating charges and extra air-conditioning operating charges (i) received under the previous lease for the period from 1 January 2008 to 31 October 2008 (i.e. HK$1,169,800); and (ii) receivable under the New Lease (with cap set at HK$430,000) for the period from 1 November 2008 to 31 December 2008.

The annual consideration includes the rent, operating charges and extra air-conditioning operating charges but exclusive of Government rates and other outgoings, to be paid in cash in advance on a monthly basis. Where any of the unexpired terms of the New Lease are less than one year, the annual consideration will be calculated on a pro-rata basis. For the purpose of providing a more flexible basis for setting Annual Caps for the transactions in compliance of the disclosure requirements of the Listing Rules, the Directors have taken into account of the historic increment rates and possible changes in maintenance and management costs estimating any possible further adjustments of the operating charges and have determined accordingly the Annual Cap of the New Lease for each of the financial years ending 31 December 2008, 2009, 2010 and 2011 as set out above.

The maximum monthly basic rent specified in the New Lease was determined on an arm's length basis based on prevailing market rates and the operating charges were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REASONS FOR THE TRANSACTION

The New Lease is renewal of the previous lease and was entered into by Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

The details of the previous lease are as follows:-

Date	:	9 November 2005
Parties	:	OHA as landlord Atlas as tenant
Premises	:	Whole of 21/F., One Hysan Avenue, Causeway Bay, Hong Kong
Terms	:	3 years commencing from 1 November 2005
Expiry Date	:	31 October 2008
Annual Consideration	:	2008: HK$1,169,800 (on pro-rata basis)

The Directors (including Independent non-executive Directors) are of the view that the New Lease and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that it was entered in the ordinary and usual course of business of Hysan Group after due negotiations and on arm's length basis with reference to the prevailing market conditions. The Directors (including Independent non-executive Directors) also believe that the Annual Caps of the New Lease are fair and reasonable.

REGULATORY ASPECTS

Atlas is a connected person of the Company under the Listing Rules by virtue of its being a wholly-owned subsidiary of LHE, a substantial shareholder of the Company. Accordingly, the New Lease constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Given that each of the percentage ratios (other than the profit ratio) in respect of the New Lease on annual basis is less than 2.5%, the transaction falls under Rule 14A.34 of the Listing Rules and is only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Particulars of the New Lease will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

GENERAL

Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

OHA's principal business is property investment.

Atlas' principal business is provision of corporate management services.

DEFINITIONS

Unless the context otherwise requires, capitalised terms used in this announcement shall have the following meanings:

"Annual Cap(s)"	Maximum aggregate annual value(s) to be received under the New Lease;
"Atlas"	Atlas Corporate Management Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of LHE;
"connected person"	shall have the same meaning ascribed to such term in the Listing Rules;
"Director(s)"	the director(s) of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Hysan" or "Company"	Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Hysan Group"	Hysan and its subsidiaries;
"LHE"	Lee Hysan Estate Company, Limited, a company incorporated in Hong Kong with limited liability and a substantial shareholder holding approximately 41.60% of issued share capital of the Company;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"New Lease"	a lease dated 14 November 2008 entered into between OHA and Atlas in respect of renewal of a lease of an office unit in One Hysan Avenue;
"OHA"	OHA Property Company Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of Hysan; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

On behalf of the Board
Wendy W. Y. Yung
Executive Director and Company Secretary

Hong Kong, 14 November 2008

As at the date of this announcement, the board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.

The announcement is published on the website of the Company (www.hysan.com.hk) and the designated issuer website of the Stock Exchange (www.hkexnews.hk).

END